PROTEIN QUICK


Tastes Great!
FRUIT PUNCH
FLAVORED
PROTEIN QUICK
10 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
0 SUGAR
0 CAFFEINE
0 CARBS
Notice: Use this product as a food supplement only. Do not use for weight reduction.
2 FL OZ. (59 mL)
PROTEIN DRINK
Tastes Great!
ORANGE CREAM
FLAVORED
PROTEIN QUICK
20 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
0 SUGAR
0 CAFFEINE
0 CARBS
2 FL OZ. (59 mL)
PROTEIN DRINK

PENDING PATENT PENDING

ALL PROTEIN...NO SHAKE


With plenty of fat, sugar, carbs and calories available within the typical diet, then why – when we want to add protein – do we have to "double up" on these items when we reach for a protein bar, shake, or yogurt?

Why can't we just have the protein?

Now we can - the answer is Protein Quick.





PROTEIN QUICK

ALL PROTEIN...NO SHAKE

What is Protein Quick?

Tastes Great!
ORANGE CREAM
FLAVORED
PROTEIN QUICK
10 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
2 FL OZ. (59 mL)
20 GRAMS PROTEIN
FRUIT PUNCH
0 SUGAR
0 CAFFEINE
0 CARBS
PROTEIN DRINK
Notice: Use this product as a food supplement only. Do not use for weight reduction.

Protein Quick:

- Provides up to 20 grams of a proprietary blend of collagen, whey and pea proteins in 2 ounces of liquid
- Zero fat, zero sugar, zero caffeine, and zero carbohydrates
- Ready to drink – requires no mixing or refrigeration
- Minimal ingredients - only 90 calories for 20 grams of protein
- Packaged in a 5-Hour Energy size 2 ounce bottle
- Convenient, portable, and ready
- Available to anyone, anywhere, anytime

It’s Just the Protein.





ON THE TEAM

"Protein Quick has everything my biggest successes have all had - an ingenious solution to a common problem, a huge market, and a fantastic management team. Everybody needs protein everyday and my distribution network can get this product where it needs to be - everywhere."

Kevin Harrington
Original "Shark Tank" Shark and Protein Quick Partner



"Protein Quick has the same potential I first saw in Celsius Energy Drink. Delivering a great-tasting blend of 3 top proteins in just 2 ounces of liquid is a terrific achievement. Doing all that with no sugar, fat, carbs or high fructose corn syrup is a game-changer. The market opportunities are widespread and significant".

Gerry David
Former CEO of Celsius Holdings, Inc. (Nasdaq: CELH) and Protein Quick Partner
(Celsius Energy Holdings Inc. currently has an $8 billion dollar market cap on NASDAQ)



PROTEIN QUICK ALL PROTEIN...NO SHAKE



THE PROBLEM

CLIF BAR
ENERGY BAR
NUTRITION FOR SUSTAINED ENERGY
OATMEAL RAISIN W
PURE PROTEIN
BAR
32g PROTEIN
4g SUGAR
280 CALORIES
CHOCOLATE DELUXE
QUEST PROTEIN BAR
21g PROTEIN
BLUEBERRY MUFFIN FLAVOUR
HAPPY BIRTHDAY
QUEST
PROTEIN SHAKE
CHOCOLATE
FLAVORED WITH OTHER NATURAL FLAVORS
30g PROTEIN
4g CARBS
1g SUGAR
NON-GMO
CHOCOLATE
GENUINE
MUSCLE MILK
BRAND
25g PROTEIN
NON DAIRY PROTEIN SHAKE
EVERYDAY PERFORMANCE
160 CALORIES
0g SUGAR
14 FL OZ (414 mL)
Premier Protein
30g PROTEIN
NO ARTIFICIAL GROWTH HORMONES
160 CALORIES
1g SUGAR
LOW FAT
24 VITAMINS & MINERALS
Chocolate
11 FL OZ (325mL)
Ensure
Original
nutrition shake
9g Protein
220 Calories
8 FL OZ (237 mL)

Most protein sources such as bars, shakes, powders, yogurts, protein-infused water:

- Contain high amounts of fat, sugar and/or carbs
- Are loaded with calories – making protein synonymous with “meal replacement”
- Require drinking large quantities of liquid
- Require mixing or refrigeration

Using these products is like putting a piece of broccoli into a hot fudge sundae….WHY CAN’T WE JUST HAVE THE PROTEIN??



ALL PROTEIN...NO SHAKE

Ready-to-Drink Protein Comparison

BRAND	PACKAGE SIZE	PROTEIN PER 2oz	TOTAL CALORIES	TOTAL CARBS (g)	TOTAL SUGAR (g)	TOTAL FAT (g)
Protein Quick	2oz	20g	90	0	0	0
Ensure HP Milk Chocolate	8oz	4g	160	19	4	2
Boost High Protein Rich Chocolate	8oz	5g	240	28	15	4
Pure Protein Vanilla	11oz	5.5g	140	6	<1	2
Premier Protein Chocolate	11oz	5.5g	160	5	1	3
Muscle Milk Chocolate	11oz	4.5g	160	8	0	4.5

Protein Bar Comparison

BRAND	PACKAGE SIZE	TOTAL PROTEIN	TOTAL CALORIES	TOTAL CARBS (g)	TOTAL SUGAR (g)	TOTAL FAT (g)
Protein Quick	1 Bottle	20g	90	0	0	0
CLIF Chocolate Chip	1 Bar	9g	250	45	21	5
Think Thin Chunky Peanut Butter	1 Bar	20g	240	23	0	10
ONE Chocolate Brownie	1 Bar	20g	230	23	1	8
Quest Chocolate Brownie	1 Bar	20g	180	23	1	6
Pure Protein Chocolate Deluxe	1 Bar	21g	180	17	3	4.5



Ingredient Comparison

BRAND	PACKAGE SIZE	CONTAINS COLLAGEN, WHEY & PEA PROTEIN	NUMBER OF INGREDIENTS IN ADDITION TO WATER AND PROTEIN*
Protein Quick	**2oz**	**YES**	**8**
Ensure HP Milk Chocolate	8oz	NO	43
Boost High Protein Rich Chocolate	8oz	NO	41
Pure Protein Chocolate Deluxe	1 Bar	NO	41
Premier Protein Chocolate	11oz	NO	36
Pure Protein Vanilla	11oz	NO	35
Muscle Milk Chocolate	11oz	NO	25
ONE Chocolate Brownie	1 Bar	NO	21
CLIF Chocolate Chip	1 Bar	NO	17
Think Thin Chunky Peanut Butter	1 Bar	NO	14
Quest Chocolate Brownie	1 Bar	NO	9

Includes every ingredient presented on label





PROTEIN QUICK ALL PROTEIN...NO SHAKE

THE SOLUTION

Tastes Great!
ORANGE CREAM FLAVORED
PROTEIN QUICK
10 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
0 SUGAR
0 CAFFEINE
0 CARBS
2 FL OZ. (59 mL)
PROTEIN DRINK
Tastes Great!
ORANGE CREAM FLAVORED
PROTEIN QUICK
20 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
Tastes Great!
FRUIT PUNCH FLAVORED
PROTEIN QUICK
20 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
Tastes Great!
FRUIT PUNCH FLAVORED
PROTEIN QUICK
10 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY

The Solution is Protein Quick:

- Proprietary triple blend of collagen, whey and pea proteins
- Zero fat, zero sugar, zero caffeine & zero carbohydrates
- Minimal Ingredients - only 90 calories in 20 grams of protein
- Only 2 ounces of liquid which allows for easy and quick consumption
- Ready to drink – requires no mixing or refrigeration
- Conveniently ready when you are – available to anyone, anywhere, anytime.
- Instantly adds protein to any meal or snack for better nutritional balance

Protein Quick is JUST THE PROTEIN.





PROTEIN QUICK

ALL PROTEIN...NO SHAKE

INGREDIENTS

Tastes Great!
ORANGE CREAM
FLAVORED
PROTEIN QUICK
20 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
0 SUGAR
NOT A LOW CALORIE FOOD
0 CAFFEINE
0 CARBS
PROTEIN DRINK
Notice: Use this product as a food supplement only. Do not use for weight reduction.
2 FL OZ. (59 mL)
20 GRAMS PROTEIN
Nutrition Facts
Serving size 1 Bottle (2 fl.oz)
Amount per serving
Calories 90
% Daily Value
Total Fat 0g 0%
Sodium 80mg 4%
Total Carbohydrate 0g 0%
Total Sugars 0g
Includes 0g Added Sugars 0%
Protein 20g
Not a significant source of saturated fat, trans fat, cholesterol, dietary fiber, vitamin D, calcium, iron and potassium
Ingredients: Water, Collagen Protein, Pea Protein, Whey Protein
Contains Less than 2% of the following: Natural Flavor, Citric Acid, Sodium Benzoate (to maintain freshness), Malic Acid, Potassium Sorbate (to maintain freshness), Phosphoric Acid, Sucralose, FD&C Yellow (Color)

Nutrition Facts

1 serving per container

Serving size 1 Bottle (2 fl.oz)

Amount per serving

Calories	**90**
	% Daily Value*
Total Fat 0g	**0%**
Sodium 80mg	**4%**
Total Carbohydrate 0g	**0%**
Total Sugar 0g	**0%**
Includes 0g Added Sugars	**0%**
Protein 20g	

Not a significant source of saturated fat, trans fat, cholesterol, dietary fiber, vitamin D, calcium, iron and potassium

*The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.





PROTEIN QUICK ALL PROTEIN...NO SHAKE

Protein Benefits

Tastes Great!
ORANGE CREAM
FLAVORED
PROTEIN QUICK
10 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
2 FL OZ. (59 mL)
Tastes Great!
ORANGE CREAM
FLAVORED
20 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
2 FL OZ. (59 mL)
Tastes Great!
FRUIT PUNCH
FLAVORED
10 GRAMS PROTEIN
3X PROPRIETARY BLEND
2 FL OZ. (59 mL)
Tastes Great!
FRUIT PUNCH
FLAVORED
PROTEIN QUICK
20 GRAMS PROTEIN
3X PROPRIETARY BLEND
COLLAGEN · PEA · WHEY
0 SUGAR
0 CAFFEINE
0 CARBS
Notice: Use this product as a food supplement only. Do not use for weight reduction.
2 FL OZ. (59 mL)
PROTEIN DRINK

Benefits of Protein:

Whey:

- Enhances muscle growth
- Improves strength
- Promotes recovery

Collagen:

- Good for hair, skin and nails
- Strengthens bone density
- Supports wound healing

Pea:

- Easily digestible
- Anti inflammatory
- Promotes fullness

Protein Quick's proprietary triple blend delivers the benefits of all three proteins in one bottle.

Source: Gerald A. Cox II M.D.
Board Certified in Internal Medicine



PROTEIN QUICK ALL PROTEIN…NO SHAKE

Protein Awareness and Demand





















Dr. Oz's Protein Punch for the Day
THE WALL STREET JOURNAL
When the Box Says 'Protein,' Shoppers Say 'I'll Take It'
Carroll County Times
Protein power: Health concious Americans look for alternative to meat
Woman's World
SHAKES + PROTEIN = TURBO WEIGHT LOSS!
Lose 13 lbs a week
Mail Online
Science & Tech
Eating protein for breakfast will keep you slim: Scientists say going to work on an egg will stop you snacking at night
fitness
The Eye-Opening Truth About Protein
CONFERENCE ISSUE
Today's Dietitian
Athletes and Protein Intake
Protein Supplements & Weight-loss Surgery
DUPONT NUTRITION & HEALTH
Protein-fortified food & beverage market opportunities
PROTEIN
PROTEIN IS IN DEMAND
50%
CONSUMERS RECOGNIZE PROTEIN'S MANY BENEFITS
91%
87%
76%
72%
63%
WHO'S FOCUSED ON PROTEIN: MILLENNIALS, EDUCATED CONSUMERS, WOMEN
55%
32%
58%

The protein market is booming:

"The global protein supplements market size was valued at USD 20.47 billion in 2021 and is expected to grow at a compound annual growth rate (CAGR) of 8.5% from 2021 to 2030. "The U.S. was the largest market in the North American region for protein supplements, with total revenue of USD 8.44 billion in 2021. Increasing consumers' acceptance toward food supplementation, the availability of world-class athletics and fitness infrastructure, high disposable income, and positive government outlook is expected to augment the demand for protein supplements"

https://www.grandviewresearch.com/industry-analysis/protein-supplements-market







PROTEIN QUICK

ALL PROTEIN...NO SHAKE

Market Opportunity

MEDICAL
MEDICAL
PROTEIN QUICK

Widespread knowledge of protein:

- Everybody needs protein everyday
- Protein content highlighted on consumer packaging

Easily relatable common uses:

- Instantly adds protein to any meal or snack for better nutritional balance
- Helps everyone be a little healthier everyday by easily adding protein to their diet anytime, anywhere
- Available before, during, or after a workout or whenever protein is needed

Not solely dependent on consumer markets:

- Medical patient groups who need protein but cannot tolerate large quantities of liquid or calories:
  - A few examples are Chron's, Colitis, Bariatrics & Chemotherapy
- Disaster relief / Humanitarian / Military – Product is ready to drink requiring no refrigeration making it available to anyone, anyplace, anywhere

Looks terrific in head-to-head comparisons against other protein sources & is in a market with a large growing demand.



ALL PROTEIN...NO SHAKE

Distribution Plan

























DOLLAR TREE
FAMILY DOLLAR
DOLLAR GENERAL
Walgreens
Walmart
WHOLE FOODS MARKET
SPROUTS FARMERS MARKET
CENTRAL MARKET
QVC
HSN
TARGET

PROTEIN QUICK

Protein Quick was specifically formulated to maximize distribution

- Reduce to 10 grams and sell in Dollar Stores
- Offer a 15 and 20 gram version for online and retail use
- Use stevia or monk fruit for distribution in Whole Foods and similar outlets

Online

- Perfect product for subscription model as it can be used everyday
- Customer Acquisition Cost amortized over several months of reorders
- Management team has access to influencers & micro-influencers

Retail

- Multiple price points by adjusting amount of protein (10 to 20 grams)
- Ability to offer exclusives such as flavors, protein amount, protein types, and/or ingredients
- Management team has access to buyers and decision makers

Hospital / Medical / Military

- Access to large distribution networks already selling into these channels
- Wide ranging sampling program – product sells itself

Protein Quick will carry an MSRP between $1-$3 per bottle (based on protein content) & will be available everywhere. It will be positioned as an affordable and convenient way to quickly access protein





PROTEIN QUICK

ALL PROTEIN...NO SHAKE

WHY CROWDSOURCING?
WHAT IS THE USE OF FUNDS?

PROTEIN
QUICK

Protein Quick is Perfect for Crowdsourcing

- Every potential investor is also a potential customer
- Investor-only product discounts
- Every investor product referral adds value to their investment
- Investors can actively "use" their investment everyday which will promote product awareness and serve as free advertising

Use of Funds

- Advertising, Advertising, Advertising
- Inventory to support online launch
- Customer acquisition campaigns
- Provide samples to targeted distribution channels in online, retail, medical, and military/government

Protein Quick allows investors to join an original Shark and the former CEO of Celsius Energy Drink right from the beginning.



PROVEN LEADERSHIP

Protein Quick Leadership

- Has created billions in revenue with multiple successful product launches
- Has the contacts to secure distribution necessary for growth





Kevin Harrington

An original "Shark" on the hit TV show Shark Tank, the creator of the infomercial, pioneer of the As Seen on TV brand, and co-founding board member of the Entrepreneur's Organization—Kevin Harrington has pushed past all the questions and excuses to repeatedly enjoy 100X success. His legendary work behind-the-scenes of business ventures has produced well over $5 billion in global sales, the launch of more than 500 products, and the making dozens of millionaires. Twenty of his companies have each topped $100 million in revenue.



Gerry David

Gerry is the former CEO of Celsius Holdings, Inc. (NASDAQ: CELH) a leading fitness drink company. During his tenure, Gerry took Celsius from the "pink sheets" to NASDAQ by increasing revenues 350% and the share price by 1,800%. He expanded sales internationally in Singapore, Hong Kong, Brazil, Finland, and the Middle East and manufacturing in Germany, China, and the United States. Gerry has management experience in public and private companies ranging from startup to turnaround to growth. He has launched companies and products spanning 70+ countries.



Scott Kauffman

Scott has a strong history of helping launch and scale disruptive companies with very successful exits. TracFone Wireless and Soothe Wellness are two examples. Scott joined TracFone as a startup and helped create and execute the plan which would eventually become a multi-billion dollar business. He assisted with the sale of the company to Carlos Slim - once the world's richest man. Scott was part of the launch and scaling of Soothe Wellness - the largest on-demand provider of wellness services - and assisted in the company's sale to Riverside Capital. Scott is an American Express Company, Inc. alum and has experience in organizations ranging from Fortune 50 to startup.



ALL PROTEIN...NO SHAKE



Steve Mandell

Steve Mandell is an entertainment and sports attorney who specializes in the field of entertainment, media, sponsorship, entrepreneurship, licensing and brand development. Steve is the founder of Gameplan Enterprises. The company is well known for brand development, product and sales ideation, marketing and distribution. Through direct licensing programs, Steve has developed products for the NFL, MLB, Caesars and others and has had nationwide distribution relationships with big box retailers such as Walmart, Target and specialty retailers.

Steve has served as an Executive Producer on many projects, placing several with well recognized television networks as well as other developments in streaming, podcasts and digital branding. He has structured deals with numerous professional sports teams, media networks and publishing companies. As an expert in licensing and brand and product development, Steve speaks at various entrepreneur conferences and universities and has collaborated with major sports and entertainment celebrities.



Steve McCullough

Steve is the Vice President of Business Development for BevSource and specializes in scaling and creating operations strategies for his clients. He started his career at Proctor & Gamble trading futures and working in the supply chain of the Food Division. He then was a commercial site manager for a wet and dry dog food operation for MARS. Steve moved to British Columbia and began working at Mission Hill Family Estate Winery and was a member of a small team that developed and launched Mike's Hard Lemonade for the Mark Anthony Group in Canada and the U.S. Steve was Vice President of Operations for North America and oversaw all wine, RTD and beer operations for Mark Anthony Group.







MEDICAL ADVISORY BOARD

Conrad A. Cox M.D.,FACP,FACG,AGAF

Dr. Cox is a board certified gastroenterologist practicing in Southern California. Dr. Cox is the recipient of fellowship distinction from the American College of Physicians, American College of Gastroenterology, and the American Gastroenterologic Association, honors bestowed in recognition of significant professional achievement and superior competence within the field of Medicine and Gastroenterology. Dr. Cox is Chairman of the Department of Gastroenterology at Lakewood Regional Medical Center and Assistant Clinical Professor of Medicine at Western University of Health Sciences.

Gerald A. Cox, II, M.D.

Dr. Cox is board-certified by the American Board of Internal Medicine, American Board of Artificial Intelligence in Medicine, and is a fellow in the Preventative & Lifestyle Medicine program at Loma Linda University Health in Southern California. Dr. Cox joined Loma Linda University where he finished his residency and stayed on as faculty for Chief Resident of Quality Improvement and Patient Safety, earning his Lean Six Sigma Yellow Belt certification. With over fifteen medical publications, Dr. Cox continues to serve his patients while obtaining his Master's in Public Health at Loma Linda University. His emphasis in population medicine and obesity medicine serves as the bridges for health, wellness, and fitness both domestically and internationally.



ALL PROTEIN...NO SHAKE

Proteinquick.com
*No affiliation with the owner of the registered trademark